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Exhibit 12

Rose Hills Company and Subsidiaries
Ratio of Earnings to Fixed Charges
(Dollars in Millions)
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                                            THREE MONTHS ENDED        NINE MONTHS ENDED
                                               SEPTEMBER 30,             SEPTEMBER 30,
                                            1997        1996          1997         1996
                                          COMPANY    PREDECESSOR    COMPANY    PREDECESSOR
                                          -------    -----------    -------    -----------

Ratio of Earnings to
  Fixed Charges

Earnings:
  Income before income taxes                 (1.4)           2.1        (.2)           5.5
  Add: Fixed charges, net                     4.4             .5       12.4            1.4
                                             ----           ----       ----           ----

Income before income taxes
  and fixed charges, net                      3.0            2.6       12.2            6.9

Fixed Charges:
  Total interest expense (1)                  4.4             .5       12.4            1.4
  Interest factor rents                         0              0          0              0
                                             ----           ----       ----           ----

  Total fixed charges                         4.4             .5       12.4            1.4

Ratio of earnings to
 fixed charges                                 .7            5.2        1.0            4.9

Coverage deficiency (excess)                  1.4           (2.1)        .2           (5.5)

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